Sergi Herrero appointed as COO, VEON Ventures Amsterdam, 16 July 2019 - VEON Ltd. (NASDAQ and Euronext Amsterdam: VEON), a leading global provider of connectivity and internet services, has appointed Sergi Herrero as Chief Operations Officer of VEON Ventures effective from September 2019. Sergi will sit on VEON’s Group Executive Committee and report to the Chairman and CEO, Ursula Burns. Sergi is currently Facebook’s Global Director of Payments and Commerce Partnerships, where he has overseen the launch and growth of payment and commerce capabilities for Messenger, WhatsApp and Instagram. He has also led the deployment of Charitable Giving, the scaling and optimization of the Facebook Ads payments business and driven the expansion of the platform’s global marketplace. Before joining Facebook in 2014, he held several senior roles in technology, banking and consulting. At VEON, Sergi will lead the new Ventures division and define the company’s growth plans beyond traditional connectivity, with a focus on adjacent, digital products. Ursula Burns, VEON’s Chairman and CEO, said: “Sergi brings a wealth of experience and success from the world’s largest social network and his appointment is a sign of VEON’s intent with new revenue streams across our operating footprint.” Sergi Herrero commented: “VEON operates in some of the world’s most dynamic countries with relatively low smartphone ownership and young, growing populations who are increasingly demanding more digital services. This is clearly a commercial opportunity that VEON is well placed to capture.” Sergi holds Spanish nationality and was awarded a MSc in Telecommunications Management from Spain’s Ramon Llull University in 2012, in addition to an earlier undergraduate degree in Electrical Engineering. About VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services, headquartered in Amsterdam. For more information visit: http://www.veon.com Disclaimer This release contains "forward-looking statements", as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, expectations regarding management plans and the ability to successfully execute operating model and development plans. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain, or may contain, "inside information" as defined under the Market Abuse Regulation (EU) No. 596/2014.

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